Exhibit 6.4

AGREEMENT OF SALE AND PURCHASE

This AGREEMENT OF SALE AND PURCHASE (the “Agreement”) is made and entered into as of the 5th day of August, 2021 (the “Effective Date”), by and between WILLIAM HAMILTON, JR, TRUSTEE OF THE HAMILTON FAMILY TRUST DATED 2/4/1992, whose address is PO Box 2015, Saint Leo, FL 33574 (“Seller”). and ERC COMMUNITIES 1, INC., a Delaware corporation, whose address is 2738 S. Falkenburg Road, Riverview, FL 33578, or its assigns (“Purchaser”), the foregoing sometimes being individually referred to herein as a “Party” or collectively as the “Parties”.

R E C I T A L S:

Seller is the fee simple owner of that approximately 4.77 acre parcel of real property located adjacent to North Avenue, Zephyrhills, Florida, the same being more particularly depicted and described on Exhibit A attached hereto and incorporated herein as “Property 1”, and Seller is the fee simple owner of that approximately 5.0 acre parcel of real property located adjacent to North Avenue, Zephyrhills, Florida, the same being more particularly depicted and described on Exhibit A attached hereto and incorporated herein as “Property 2” (Property 1 and Property 2 are collectively called the “Property”); and

The Purchaser desires to purchase the Property consisting of approximately 9.77 acres in the aggregate, together with all rights, ways, easements, privileges, and appurtenances thereunto belonging or appertaining, from Seller and Seller has agreed to sell the Property to the Purchaser in accordance with and subject to the terms, conditions and provisions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of Ten and No/100 Dollars ($10.00), the above recitals, the mutual promises and covenants contained hereinbelow, and other good and valuable consideration, the receipt and sufficiency of which, is hereby acknowledged, the Parties hereto agree as follows:

1.           RECITALS. The foregoing recitals are true, accurate and correct and constitute matters agreed to herein.

2.           SALE AND PURCHASE OF THE PROPERTY. Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase and acquire from Seller, the Property as of or by the Closing Date (as hereafter defined), pursuant to and in accordance with the terms and conditions set forth herein. The sale of the Property shall include the sale, transfer and conveyance of all of Seller’s right, title and interest in and to all governmental approvals, warranties, guaranties, certificates, licenses, bonds, water and sewer agreements, permits, authorizations, consents, approvals, and development orders, which in any respect whatsoever relate to or arise out of the use, occupancy, possession, development, construction or operation of the Property (collectively, “Seller’s Permits”), but shall not constitute an assumption by Purchaser of any liabilities arising under Seller’s Permits. The sale shall also include the sale, transfer and conveyance of all of Seller’s right, title and interest in and to all intangible personal property, including, without limitation, maintenance and service contracts, prepaid water and sewer connection fees, utility capacities, impact fee credits, development agreements, approvals, easements, permits, plans, reports, surveys, environmental and other studies, consents and agreements, as well as all rents, issues, proceeds and profits now or hereafter accruing from the Property, all of which are intended to encompass all of Seller’s contractual rights, benefits and entitlements relating to the Property (collectively, the “Intangible Personal Property”).

3.            PURCHASE PRICE AND EARNEST MONEY DEPOSITS.

A.           Purchase Price. The purchase price for the Property shall be $600,000.00 (the “Purchase Price”). The Purchase Price shall be payable by Purchaser to Seller, at Closing (as hereinafter defined), subject to the prorations and credits hereinafter set forth.

B.           Earnest Money Deposits. Purchaser shall, within seven (7) days after the complete execution of this Agreement, remit to Monica L. Sierra, PLLC, 703 W. Swann Ave., Tampa, FL 33606 (the “Escrow Agent”), the sum of $25,000.00 (the “Deposit”) as an earnest money deposit and binder hereunder. The Escrow Agent shall hold the Deposit in an escrow account in accordance with the escrow provisions contained on Exhibit B hereof. The Deposit shall be held by Escrow Agent in Escrow Agent’s Real Estate IOTA Trust Account. No interest shall accrue on the Deposit in favor of either Seller or Purchaser.

C.            Applicability and Return of the Deposits. The Deposit shall be fully applicable to and credited against the Purchase Price at Closing. Upon the completion of the Inspection Period, the Deposit shall be non-refundable to Purchaser under any circumstances other than: (i) Seller’s failure or refusal to proceed to Closing hereunder, as and when required; (ii) Seller’s inability to convey marketable title to the Property; or (iii) the Conditions to Closing in Section 10 below are not met.

4.            INSPECTION OF THE PROPERTY. From the Effective Date until the Closing (or the earlier termination of this Agreement), Purchaser and its authorized agents and representatives shall have free access to the Property and the right to conduct such due diligence investigations concerning the Property, as Purchaser may deem necessary and prudent (collectively the “Due Diligence Investigations”). Purchaser agrees to repair any damage caused to the Property in connection with its Due Diligence Investigations and to promptly restore the same to that condition that existed immediately prior to Purchaser’s entry thereupon. Further, Purchaser agrees to pay any and all third party consultants who perform any services on behalf of Purchaser in connection with its Due Diligence Investigations and to indemnify and hold Seller harmless from and against any claims, damages, liabilities, losses, causes of action and/or actual out-of-pocket costs and/or expense incurred by Seller occasioned or sustained as a direct and proximate result of any Purchaser’s Due Diligence Investigations hereunder.

5.            SELLER’S DELIVERABLES. Within three (3) business days after the Effective Date, Seller shall deliver to Purchaser, copies (in electronic or physical document format) of each and all of the items described and enumerated on Exhibit C hereof (“Seller’s Deliverables”), to the extent that the same are within Seller’s possession and/or control. In the event that Seller has not provided the same to Purchaser within the aforesaid three (3) business day period, the Inspection Period shall be extended, day for day, until such time as Seller has fully complied with its obligations hereunder. Should Purchaser terminate this Agreement for any reason other than an uncured default on the part of Seller hereunder, Purchaser shall promptly return to Seller or Seller’s designee, all physical copies of Seller’s Deliverables in Purchaser’s possession and control. Seller will perform his or her duties under this Agreement in a timely manner and work in good faith with Purchaser to assist with any and all applications requested herein.

6.            INSPECTION PERIOD. Purchaser shall have from the Effective Date until 5:00PM Eastern Time on the 180th business day thereafter (the “Inspection Period”) in which to review all matters concerning the Property determine the suitability of the same for Purchaser’s intended use for the development, construction and operation of a build-to-rent single family home community (the “Intended Use”). Purchaser may extend the Inspection Period for an additional 45 business days twice (i.e. for a total of 90 business days) by delivering to Seller, no later than the last day of the Inspection Period, written notice of its election to do so and contemporaneously therewith remitting to the Escrow Agent an additional deposit of $5,000.00 (the “Additional Deposit”). The Parties agree that, upon Purchaser’s remittance of the Additional Deposit to the Escrow Agent, the same shall be deemed part of the Deposit and shall be refunded and/or disbursed by the Escrow Agent in accordance with the terms and conditions set forth herein. Purchaser may, in its sole and absolute discretion, elect to terminate this Agreement for any reason or no reason whatsoever during the Inspection Period, and thereafter neither Party to this Agreement shall have any further rights, obligations or liabilities hereunder. If Purchaser so elects to terminate this Agreement pursuant to the preceding sentence, then the Deposit shall be returned to Purchaser and this Agreement shall thereupon terminate without recourse to the Parties (except as otherwise provided in this Agreement). In the event Purchaser fails to so notify Sellers of Purchaser’s termination of this Agreement on or prior to the expiration of the Inspection Period, Purchaser shall be deemed to have waived Purchaser’s right to terminate this Agreement under the terms of this Paragraph. Following the Inspection Period, Purchaser shall be entitled to install promotional signage on the Property in locations proposed by Purchaser and approved by Seller, such approval not to be unreasonably withheld, conditioned or delayed.

7.            title AND SURVEY. Purchaser shall, at its cost and expense, obtain, within 10 days following the Effective Date, a commitment to insure marketable title to the Property, in the full amount of the Purchase Price (the “Commitment”) issued by Monica L. Sierra, PLLC, as an agent for Old Republic National Title Insurance Company (in such capacity, the “Title Company”), In addition, Purchaser may, within the Inspection Period, obtain an ALTA boundary survey of the Property (the “Survey”), In the event that the Commitment evidences any encumbrances or exceptions to title and/or the Survey shows any encroachments or other matters which Purchaser deems unacceptable, Purchaser shall give notice thereof to Seller, whereupon Seller shall, in good faith, diligently pursue the cure or correction of the same (which cure or correct must occur at or prior to the Closing. In the event that Seller is unable to cure or correct any title or survey defects identified by Purchaser hereunder on or by Closing, Purchaser may elect to either: (i) accept title to the Property subject thereto without a reduction in or adjustment to the Purchase Price; or (ii) terminate this Agreement by written notice to Seller, in which event the Escrow Agent shall return the Deposit to Purchaser and thereafter neither Party to this Agreement shall have any further rights, obligations or liabilities hereunder. The foregoing notwithstanding, Seller acknowledges and agrees that all monetary liens and/or mortgages encumbering the Property, created by, through or under Seller, must be satisfied by Seller at or prior to the Closing.

8.            SELLER’S REPRESENTATIONS AND WARRANTIES. Seller’s trustees on behalf of Seller represent, warrant and confirm to Purchaser that, as of the Effective Date and as of the Closing Date:

A.         Authority. Seller has the full right and authority to enter into this Agreement and to perform each and all of the terms, covenants and conditions hereof. William Hamilton, Jr., is an authorized trustee of Seller with all power to bind the Seller in real estate transactions and make the representations and warranties herein, and further that Seller is duly formed trust and is in good standing under the laws of the state of Florida and is authorized to transact business in the State of Florida. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby will not result in any breach of the terms and conditions of, or constitute a default under, any instrument or obligation to which Seller, or the trustee of Seller, is now or may become a party, or by which Seller may be bound or affected, or violate any order, writ, injunction or decree of any court in any litigation to which Seller is a party, or violate any law.

B.          Consents. The person executing this Agreement on behalf of Seller has obtained all consents, approvals, and authorizations necessary to execute the same and to consummate the transaction contemplated hereby, and all documents referred to herein will be validly executed and delivered, at Closing, and be binding upon Seller.

C.          Pending Litigation. There are no known pending legal actions, suits or other legal or administrative proceedings affecting the Property or any portion thereof, nor has Seller any knowledge that any other legal action is presently contemplated or threatened against Seller and/or the Property.

D.          Condemnation. Seller has no knowledge of any condemnation or eminent domain proceedings pending, or contemplated against the Property or any part thereof, and Seller has received no notice and/or knowledge of the desire of any public authority or other entity to make or use the Property or any part thereof.

E.          Parties in Possession. Except for Seller, there are no other parties in possession of the Property and/or of any portion thereof and Seller has not granted any license, lease or other right relating to the use or possession of the Property. Seller shall deliver exclusive possession of the Property to Purchaser at Closing.

F.          Contracts. There are no service, repair, maintenance, operational, management and/or any other type or kind of contract, agreement, commitment and/or other legal obligation to any third party, whether oral or written, with respect to the Property, for which Purchaser would or could become responsible and/or liable upon taking title to the Property. Seller has not made any commitments to any governmental authority, utility company, school board, church or other religious body, or any homeowners’ association, or to any other organization, group, or individual, relating to the Property which would impose an obligation upon Purchaser or its successors or assigns to make any contribution or dedications of money or land or to construct, install, or maintain any improvements of a public or private nature on or off the Property; and, except as set forth in the preceding phrase, to the best of Seller’s knowledge, no governmental authority has imposed any requirement that any developer of the Property pay directly or indirectly any special fees or contributions or incur any expenses or obligations in connection with any development of the Property or any part thereof.

G.          Bankruptcy. There are no attachments, executions, assignments for the benefit of creditors, receiverships, conservatorships or voluntary or involuntary proceedings in bankruptcy or pursuant to any other debtor relief laws contemplated or filed by Seller or pending against Seller or the Property.

H.          Utilities. All utilities necessary for the development, operation and use of the Property are available on the Property and are adequate and have the sufficient capacity and pressure as appropriate to fully service the Property, including without limitation, water, sewer, electricity, natural gas, cable television/internet and telephone services

I.           Environmental Conditions. Seller has no knowledge of the existence of any Hazardous Materials (as such term is hereinafter defined) in, upon, about or under the Property or within any Improvements located thereon and the Property has, to Seller’s knowledge, never been used as a gasoline station, dry cleaner, auto or boat repair facility, painting facility or other use commonly associated with the use, storage or disposal of Hazardous Materials. Neither Seller nor any other party has ever discharged, spilled, or disposed of any Hazardous Materials on or under the Property in violation of any Environmental Laws and Seller has not received any citation, notice of violation or other communication, written or verbal, from any governmental authority or private consultant or other third party, stating that Hazardous Materials may exist on or under the Property or that any Environmental Law may have been violated with respect to the Property. The term “Hazardous Material” shall mean any substance which is or contains (i) any “hazardous substance” as now or hereafter defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) (“CERCLA”) or any regulations promulgated under or pursuant to CERCLA; (ii) any “hazardous waste” as now or hereafter defined in the Resource Conservation and Recovery Act (42 U.S.C. §6901 et. seq.) (“RCRA”) or regulations promulgated under or pursuant to RCRA; (iii) any substance regulated by the Toxic Substances Control Act (15 U.S.C. §2601 et seq.); (iv) gasoline, diesel fuel, or other petroleum hydrocarbons; (v) asbestos and asbestos containing Materials, in any form, whether friable or non-friable; (vi) polychlorinated biphenyls; (vii) radon gas which is not naturally occurring; and (viii) any additional substances or materials which are now or hereafter classified or considered to be hazardous or toxic under Environmental Laws (as hereinafter defined) or the common law, or any other applicable laws relating to the Property. Hazardous Materials shall include, without limitation, any substance, the presence of which on the Property, (A) requires reporting, investigation or remediation under Environmental Laws; (B) causes or threatens to cause a nuisance on the Property or adjacent property or poses or threatens to pose a hazard to the health or safety of persons on the Property or adjacent property; or (C) which, if it emanated or migrated from the Property, could constitute a trespass. The term Hazardous Materials shall not include customary cleansers and solvents or other substances used in the ordinary course of business. The term “Environmental Laws” shall mean all laws, ordinances, statutes, codes, rules, regulations, agreements, judgments, orders, and decrees, now or hereafter enacted, promulgated, or amended, of the United States, the states, the counties, the cities, or any other political subdivisions in which the Property is located, and any other political subdivision, agency or instrumentality exercising jurisdiction over the owner of the Property, the property, or the use if the Property, relating to pollution, the protection or regulation of human health, natural resources, or the environment, or the emission, discharge, release or threatened release of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or waste or Hazardous Materials into the environment (including, without limitation, ambient air, surface water, ground water or land or soil).

J.           Anti-Terrorism Laws. The persons and trust making up Seller and the trustee of the trust making up Seller are in compliance with all federal, state, municipal, and local laws, statutes, codes, ordinances, orders, decrees, rules, or regulations relating to terrorism or money laundering (collectively, the “Anti-Terrorism Laws”), including without limitation, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56, known as the “Patriot Act”), and the regulations of the Office of Foreign Assets Control and is not a Prohibited Person under the Anti-Terrorism Laws.

K.           General Representations. To the best of Seller’s knowledge, (a) no portion of the Property is located within the boundaries of or is governed by a homeowners’ association or community development district, (b) there are no cemeteries, graves or burial grounds or historic artifacts within the Property, (c) no portion of the Property has been used for a target range, bombing range, or otherwise exposed to ordnance of any kind, whether practice or real, (d) the Property contains no threatened or endangered species or endangered or protected habitats as defined by any governmental entity, (e) no portion of the Property has ever been marketed for sales to individual homebuyers, (f) there are no impact fees, taxes, levels, assessments or special fees of any kind (other than normal ad valorem property taxes) imposed by any governmental authority or other third party which would be payable by Purchaser in connection with its use of the Property, and (g) there is no fact or circumstance that would negatively impact Purchaser’s ability to use the land for the Intended Use.

Seller acknowledges and agrees that the forgoing representation and warranties shall survive the Closing for a period equal to the applicable statute of limitations for any cause of action related to a breach thereof.

9.           CLOSING. The purchase and sale contemplated by this Agreement (the “Closing”) shall close, by and through the offices of the Title Company, by the later of (i) on or before the 30th day after the expiration of the Inspection Period, or (ii) the conditions set forth in Section 10 below being completed and satisfied, with the actual date thereof (the “Closing Date”) being specified by Purchaser.

10.          CONDITION TO CLOSING. Purchase’s obligation to proceed to Closing hereunder is subject to and conditioned upon satisfaction of each and all of the following, at or prior to Closing:

A.          Representations and Warranties. Seller’s representations and warranties set forth herein continue to be true and accurate in all material respects, and there is no material breach of Seller’s covenants as set forth herein that has not been cured prior to Closing.

B.          Property Condition. The Property is delivered in the following condition at Closing:

(1) Purchaser shall have determined, during the Inspection Period, that the property is suitable for Purchaser’s Intended Use.

(2) Seller shall be able to deliver marketable title in accordance with Section 7 above.

In the event that any of the foregoing conditions to closing are not satisfied, at or prior to Closing, Purchaser may, in its sole and absolute discretion, elect to terminate this Agreement by written notice to Seller, whereupon, if such termination occurs subsequent to the expiration of the Inspection Period, then the Escrow Agent shall release the Deposits to Purchaser, and thereafter neither Party to this Agreement shall have any further rights, obligations or liabilities hereunder

11.          CLOSING COSTS AND ADJUSTMENTS.

A.         Closing Costs. Seller shall pay for the cost of the transfer and documentary stamp taxes, the cost to record any corrective instruments or other cost necessary to cure any title conditions subject the provisions of this Agreement, and the owner’s title insurance commitment and policy, including all search fees and premiums relating thereto. Purchaser shall pay the recording fee for the deed, all due diligence inspections and reports, survey costs, and all title insurance costs and expenses for Purchaser’s financing. Seller and Purchaser shall each pay their own attorneys fees. All confirmed and ratified special assessment liens as of the date of Closing shall be paid by Seller.

B.          Prorations. Ad valorem and non-ad valorem taxes and assessments levied against the Property shall be prorated, as of the Closing Date, with the actual date of Closing being assigned to Seller.

12.          CLOSING DOCUMENTS AND DELIVERABLES.

A.         Seller’s Deliverables at Closing: At the Closing, the Seller shall execute and deliver to the Title Company, the following: (i) an executed counterpart of the Closing settlement statement; (ii) an executed, witnessed and notarized original Warranty Deed (the “Deed”); (iii) an executed and notarized original Seller’s Affidavit in form and content as may be reasonably required by the Title Company to provide the “gap” coverage necessary to be issued at Closing, an endorsement to the applicable Title Commitment, deleting the standard “gap” exception, the standard mechanic’s lien exception and the standard parties in possession exception; (iv) an executed and notarized original Non-foreign Affidavit evidencing that Purchaser shall not be liable for transfer liability under Section 1445 of the Internal Revenue Code, as amended; (v) an assignment document evidencing the transfer and assignment of all Seller’s Permits, rights, benefits, and entitlements to the Property, and the Intangible Personal Property; and (vi) any other documents reasonably necessary or required by the Title Company to consummate the transactions contemplated hereby, including any evidence of the Seller’s trustees’ authority under the trust.

B.          Purchaser’s Deliverables at Closing: At Closing, the Purchaser shall execute or cause to be executed by the appropriate persons and deliver to Title Company: (i) an executed counterpart of Closing settlement statement; (ii) the balance of the Purchase Price together with Purchaser’s share of the Closing costs; and (iii) any other documents reasonably necessary or required by the Title Company to consummate the transaction contemplated hereby.

13.          DEFAULT. If Seller fails (through no fault of Purchaser) or refuses to proceed to Closing, as and when required hereunder and/or is otherwise unable to convey marketable title to the Property, at Closing, Purchaser, as and for its sole and exclusive remedies, shall be entitled to either: (i) terminate this Agreement, whereupon Seller shall return the Deposits to Purchaser and thereafter neither Party to this Agreement shall have any further rights, obligations or liabilities hereunder; or (ii) pursue a suit for specific performance.

14.          BROKERS. Seller agrees to pay, at Closing, a real estate commission or fee to San Ann Realty and Insta Real Estate Solutions (the “Broker”), pursuant to a separate agreement between them, provided that Insta Real Estate Solutions, Inc. receives no less than 3% of the Purchase Price. Seller and Purchaser each represent and warrant to the other that, other than the Broker, neither Party has had any dealings with any person, firm, broker or finder in connection with the negotiations of this Agreement and/or the consummation of the purchase and sale contemplated hereby and no other broker or other person, firm or entity is entitled to any commission or finder’s fee in connection with this transaction. Seller and Purchaser do each hereby indemnify, defend, protect and hold the other harmless from and against any costs, expenses or liability for compensation, commission or charges that may be claimed by any other broker, finder or other similar party by reason of any actions of the indemnifying Party.

15.          ASSIGNMENT. This Agreement may be assigned by Purchaser without first obtaining Seller’s prior written consent to any entity owned in part by ERC Communities, Inc. (f/k/a ERC Homebuilders, Inc.).

16.          CONDEMNATION. In the event of any condemnation or eminent domain proceedings for any public or quasi-public purposes at any time prior to Closing, resulting in a taking of any portion of the Property (prior to Closing thereon), Purchaser may either: (i) terminate this Agreement, whereupon neither Party to this Agreement shall have any further obligation or liability to the other hereunder, or (ii) close the transaction contemplated by this Agreement, in which event the Purchase Price shall not be reduced, provided, however, that Seller shall assign all condemnation or eminent domain awards to Purchaser. The terms and provisions of this Section shall survive the Closing.

17.          NOTICES. All notices provided or permitted to be given under this Agreement must be in writing and may be served by: (i) depositing same in the United States mail, addressed to the Party to be notified, postage prepaid and registered or certified with return receipt requested; (ii) delivering the same in person to such Party; or (iii) UPS, Federal Express or a similar generally recognized overnight carrier generally providing proof of delivery. Notice given in accordance herewith shall be effective upon receipt at the address of the addressee or refusal of delivery or service. For purposes of notice, the addresses of the Parties shall be as follows:

If to Seller:

William Hamilton, Jr., Trustee of

The Hamilton Family Trust dated 2/4/1992

PO Box 2015

Saint Leo, FL 33574

E-mail:

With a copy to:

If to Escrow Agent:

Monica L. Sierra PLLC

703 West Swann Avenue

Tampa, Florida 33606

Telephone No.: (813)258-3558

E-Mail: Monica@MonicaSierraLaw.com

If to Purchaser: ERC Communities 1, Inc. Attn: Ryan T. Koenig 2738 S. Falkenburg Rd. Riverview, FL 33578 E-mail: ryan@erchomes.com

18.          FURTHER ASSURANCES. Each of the parties hereto agrees to do, execute, acknowledge and deliver and cause to be done, executed and delivered all such further acts, assignment, transfers and assurance as shall reasonably be requested of it in order to carry out the intent of this Agreement and give effect hereto.

19.          NO WAIVER. No waiver of any provision of this Agreement shall be effective unless it is in writing, signed by the Party against whom it is asserted and any such written waiver shall only be applicable to the specific instance to which it related and shall not be deemed to be a continuing or future waiver.

20.          COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. Facsimile or other accurate electronic scans of this Agreement and the signatures thereon shall have the same force and effect as an original.

21.          BINDING EFFECT. This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective heirs, personal representatives, successors and assigns.

22.          GOVERNING LAW. This Agreement shall be governed by and construed under and in accordance with the internal laws of the State of Florida, without regard to its conflicts of law principles. Seller and Purchaser agree that the venue for any matters arising out of or in connection with this Agreement shall only be in the Circuit Court for the Sixth Judicial Circuit in and for Pasco County, Florida. This Agreement shall not be construed more strictly against one Party than against the other merely by virtue of the fact that it may have been prepared by counsel for one of the Parties, it being recognized that Seller and Purchaser have contributed substantially and materially to the preparation of this Agreement.

23.            AGREEMENT NOT RECORDABLE. Neither Seller nor Purchaser shall have the right or the authority to file this Agreement or any notice thereof of record in any public office.

24.           TIME OF THE ESSENCE. Time is of the essence in respect to the performance of each and every obligation set forth in this Agreement; however, if the final date of any period which is set out in any provision of this Agreement falls on a Saturday, Sunday or legal holiday under the laws of the United States or the State of Florida, then, in such event, the time of such period shall be extended to the next day which is not a Saturday, Sunday or legal holiday.

25.           ATTORNEYS FEES. In connection with any litigation including appellate proceedings arising out of this Agreement or any bankruptcy proceedings, the prevailing Party shall be entitled to recover from the non-prevailing Party its reasonable attorney’s fees and costs incurred in enforcing its rights and remedies hereunder, including costs of collection prior to instigating litigation.

26.           WAIVER OF JURY TRIAL. PURCHASER AND SELLER WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY EACH PARTY AND EACH PARTY EXPRESSLY ACKNOWLEDGES THAT NEITHER THE OTHER PARTY NOR ANY PERSON ACTING ON BEHALF OF THE OTHER PARTY HAS MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. EACH PARTY ACKNOWLEDGES TO THE OTHER THAT IT HAS READ AND UNDERSTANDS THE MEANING AND EFFECT OF THIS WAIVER PROVISION.

27.           RADON GAS DISCLOSURE. RADON GAS: RADON IS A NATURALLY OCCURRING RADIOACTIVE GAS THAT, WHEN IT HAS ACCUMULATED IN A BUILDING IN SUFFICIENT QUANTITIES, MAY PRESENT HEALTH RISKS TO PERSONS WHO ARE EXPOSED TO IT OVER TIME. LEVELS OF RADON THAT EXCEED FEDERAL AND STATE GUIDELINES HAVE BEEN FOUND IN BUILDINGS IN MICHIGAN. ADDITIONAL INFORMATION REGARDING RADON AND RADON TESTING MAY BE OBTAINED FROM YOUR COUNTY HEALTH DEPARTMENT.

29.           ENTIRE AGREEMENT. This Agreement and the Exhibits attached hereto contain the entire agreement between the Parties. There are no promises, agreements, conditions, undertaking, warranties, or representations, oral or written, express or implied between the Parties other than as herein set forth. No amendment or modification of this Agreement shall be valid unless the same is in writing and signed by the Parties hereto. No waiver of any of the provisions of this Agreement or any other agreement referred to herein shall be valid unless in writing and signed by the Party against whom enforcement is sought.

[Remainder of Page Intentionally Left Blank – Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement, as of the Effective Date first above written.

SELLER:		PURCHASER:

WILLIAM HAMILTON, JR., TRUSTEE OF THE HAMILTON FAMILY TRUST DATED 2/4/1992		ERC COMMUNITIES 1, INC., a Delaware corporation

By:	/s/ William E. Hamilton	By:	/s/ Gerald D. Ellenburg
	William E. Hamilton, Trustee		Gerald D. Ellenburg, CEO

The undersigned agrees to act as Escrow Agent in accordance with the terms of this Agreement.

ESCROW AGENT:

MONICA L. SIERRA PLLC

By:	/s/ Monica L. Sierra
Monica L. Sierra, President

Dated:	August 5, 2021

Exhibit A

Legal Description of the Property

Legal Description
01-26-21-0010-12400-0000

Assessed in Section 01, Township 26 South, Range 21 East
of Pasco County, Florida

ZEPHYRHILLS COLONY COMPANY LANDS PB 1 PG 55 TRACT 124 & 15.00 FT VACATED R/W ADJOIN- ING SAID PARCEL ON EAST SIDE PER BCC RESOLUTION 86-228 PER OR 1516 PG 1674 SUBJECT TO AN EASEMENT OVER SAID 15 FT VACATED RIGHT-OF-WAY PER OR 2065 PG 1863 OR 2091 PG 205

Legal Description
01-26-21-0010-11700-0000

Assessed in Section 01, Township 26 South, Range 21 East
of Pasco County, Florida

ZEPHYRHILLS COLONY COMPANY PB 1 PG 55 TRACT 117 & 15.00 FT VACATED R/W JOINING SAID TRACT ON EAST SIDE PER BCC RESOLUTION 86-228 PER OR 1516 PG 1674 SUBJECT TO AN EASEMENT OVER 15 FT VACATED RIGHT-OF-WAY PER OR 2065 PG 1863 OR 2091 PG 205

Exhibit B

Escrow Instructions

Capitalized or defined terms contained in the Agreement to which these Escrow Instructions are attached, shall be assigned the same meaning and import when used herein.

The Deposits, upon remittance by Purchaser to the Escrow Agent, shall be held in escrow by the Escrow Agent in its trust account with a federally insured banking institution. The Parties hereto acknowledge and agree that no interest shall accrue on the Deposits during such time as the same are within the custody and control of the Escrow Agent. The Escrow Agent shall be authorized to release the Deposits to Seller at the Closing in connection with the purchase of the Property by Purchaser, without the necessity of any written or verbal instructions from Purchaser.

Upon release or return of the Deposits, as set forth above, the obligations of the Escrow Agent hereunder shall immediately terminate and be of no further force or effect.

The Deposits shall be deposited and maintained in an account that is under the direct supervision and control of the Escrow Agent. The Escrow Agent shall maintain such account in accordance with good banking practices and shall disburse the Deposits only in accordance with the Agreement.

The Escrow Agent may act upon any instrument or other writing believed by the Escrow Agent in good faith to be genuine and signed or presented by the proper person. The Escrow Agent assumes no liability under this Agreement except that of a stakeholder. If there is any dispute as to whether the Escrow Agent is obligated to disburse the Deposits, or as to whom the Deposits are to be delivered, the Escrow Agent will not be obligated to make any delivery of said Deposits, but in such event may hold the same until receipt by the Escrow Agent of any authorization in writing signed by Purchaser and Seller, directing the disposition of the same, or in the absence of such authorization, the Escrow Agent may hold the Deposits until the final determination of the rights of the Parties in an appropriate proceeding. If such written authorization is not given, or proceedings for such determination are not begun and diligently continued, the Escrow Agent may, but is not required to, bring an appropriate action or proceeding for leave to deposit the Deposits in the Clerk of Circuit Court for the Thirteenth Judicial Circuit, in and for Hillsborough County, Florida. In making delivery of the Deposits in the manner provided for in these Escrow Instructions, the Escrow Agent shall have no further liability in the matter.

Seller and Purchaser shall indemnify and hold the Escrow Agent harmless from and against any and all losses, claims, damages, liabilities and expenses, including reasonable costs of the investigation and attorneys’ fees and disbursements which may be imposed upon the Escrow Agent or incurred by the Escrow Agent in connection with its acceptance of the appointment hereunder or in the performance of its duties hereunder, including any litigation arising from the Agreement.

Exhibit C

Seller’s Deliverables

1.	Latest survey, plat, and site plan for the Property (paper & CAD version if available)

2.	Most recent title policy for the Property

3.	Copies of any available Environmental Reports and Geotechnical Reports

4.	Copies of any development design plans, including any utility and stormwater plans (hard copy and CAD version if available) relating to or affecting the Property

5.	Copies of any existing or proposed Restrictions, Easements, Covenants, or similar agreements affecting the development or use of the Property (or any drafts thereof)

6.	Copies of any zoning letters, conditional use permits, overlay district guidelines, and/or similar document(s) which would indicate any conditional or special uses and restrictions for the Property

7.	Copies of correspondence with any governmental entity relating to compliance or non-compliance with applicable laws and regulations or indicating any specific requirements for development of the Property.

8.	Other due diligence that would reasonably assist Purchaser in evaluating the Property.